Exhibit 99.1

Ellomay Capital Wins a Quota of 20 MW in a Quota Tender Published by the Israeli Electricity
Authority for Combined Photovoltaic and Electricity Storage Facilities

The electricity tariff determined in the Tender is NIS 0.199 per kWh

Tel-Aviv, Israel, July 15, 2020 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today announced that it is one of the winners of a first-in-kind quota tender process published by the Israeli Electricity Authority (the “Authority”) for combined photovoltaic and electricity storage facilities in Israel. The Authority accepted bids in an aggregate quota of 168 MW from several entities, among them two bids of the Company in an aggregate quota of 20 MW. The tariff per kWh determined in the tender process is NIS 0.199. This tariff is linked to the Israeli CPI and is valid for a period of 23 years commencing on the commercial operation of each relevant facility.

As noted, the tender process was for a quota and the Company is currently examining and expects to further examine potential sites for the construction of the facilities. With respect to each project, the Company shall be required to obtain approvals, if applicable, from the Israel Land Authority in connection with the site for such project, and to take all other actions necessary for the promotion of such project. Pursuant to the terms of the tender, the Company is further required to receive approvals for connection to the electricity grid and a grid synchronization approval from the Israeli Electric Company within up to 37 months. In addition, the Company is required to replace the tender guarantee it previously provided with a performance guarantee in an aggregate amount of NIS 12 million (approximately $3.5 million) within 21 business days.

The continued development and construction of the facilities depends upon various factors, including, but not limited to, the Company’s ability to locate sites for construction, enter into EPC agreements and obtain project finance and all other required approvals, all upon terms acceptable to the Company. Therefore, there is no assurance as to whether and when such process will be completed.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 860MW, representing about 6%-8% of Israel’s total current electricity consumption;

•	51% of Talasol, which is involved in a project to construct a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;
•
100% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively;

•
75% of Ellomay Pumped Storage (2014) Ltd. (including 6.67% that are held by a trustee in trust for us and other parties), which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the specific risks relating to projects under development in general and the impact of the COVID-19 pandemic on the Company’s operations and projects, including in connection with steps taken by authorities in countries in which the Company operates, regulatory changes, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, changes in demand and technical and other disruptions in the operations or construction of the power plants owned by the Company. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: kaliaw@ellomay.com